# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biomea Fusion, Inc., CIK 0001840439
CUSIP: 09077A106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1599 INDUSTRIAL ROAD, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-030266
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (3.42% of the class)
  Comment: The reported securities represent 2,500,000 shares of Common Stock issuable upon exercise of warrants to each acquire one share of Common Stock ("Warrants"). The percentage of class is calculated based upon 70,703,639 shares of Common Stock outstanding as of October 31, 2025, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 8, 2025, as increased by the 2,500,000 shares of Common Stock issuable upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Biomea Fusion, Inc.
Address of issuer's principal executive offices: 1599 INDUSTRIAL ROAD, SAN CARLOS, California, 94070

## Item 2. Person Filing
Name of person filing: This statement is filed by the Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
399 Park Avenue
New York, New York 10022
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The filing of this statement shall not be deemed an admission by any of the Reporting Persons, of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) or for any other purpose.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager/Chief Compliance Officer (11/14/2025)